UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: March 26, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 March 2015

CSR plc (“CSR”)

Disclosure of Issued Shares Pursuant to Rule 2.10

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the “Code”), CSR confirms that, as at the date of this announcement, it has in issue 166,342,710 ordinary shares (excluding the shares held in treasury) of 0.1 pence admitted to trading on the main market of the London Stock Exchange under the International Securities Identification Number (“ISIN”) GB0034147388.

CSR has an American Depositary Receipts (“ADR”) programme for which JPMorgan Chase acts as Depositary. 1 ADR represents 4 ordinary shares of CSR. The ADRs trade on the NASDAQ Global Select Market of NASDAQ Stock Market LLC. The trading symbol for these securities is CSRE and the ISIN is US12640Y2054.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000

26 March 2015

CSR plc

Shareholder Notification

CSR plc (the “Company”) has received a notification from a registered shareholder pursuant to the FCA’s Disclosure and Transparency Rules. The registered shareholder has advised that the number of shares held by them in the Company in which they have voting rights are as follows:

Norges Bank

(Central Bank of Norway)

6,086,689 ordinary shares (3.66%)

Ends

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)

Rules 8.1, 8.2 and 8.4 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a) Identity of the party to the offer or person acting in concert making the disclosure:	Will Gardiner

(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient

(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	CSR plc

(d) Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Person acting in concert with Offeree

(e) Date dealing undertaken:	26 March 2015

(f) Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

	ORDINARY SHARES OF 0.1P
Class of relevant security:	Interests			Short positions
	Number		%	Number	%
(1) Relevant securities owned and/or controlled:	330,683	[1]	0.20
(2) Derivatives (other than options):
(3) Options and agreements to purchase/sell:
TOTAL:	330,683	[1]	0.20

[1]	This includes the 23,580 ordinary shares that Mr Gardiner has pledged, as previously disclosed.

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities (including directors’ and other executive options)

Class of relevant security in relation to which subscription right exists:	ORDINARY SHARES OF 0.1P
Details, including nature of the rights concerned and relevant percentages:	See attached Appendix 1

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.	DEALINGS BY THE PERSON MAKING THE DISCLOSURE

(a)	Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary Shares of 0.1p	Sale	74,256	£8.65

(b)	Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit
N/A	N/A	N/A	N/A	N/A

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii)	Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit
N/A	N/A	N/A	N/A

(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
N/A	N/A	N/A	N/A

The currency of all prices and other monetary amounts should be stated.

2

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:

(i)	the voting rights of any relevant securities under any option; or

(ii)	the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	26 March 2015
Contact name:	Brett Gladden
Telephone number:	01223 692168

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

3

Appendix 1 – Answer to 2.(b)

Share options

Name	Share Scheme Details	Date of Grant	Number of CSR Shares	Exercise price (£)	Exercise period
Will Gardiner	The CSR plc Share Option Plan	06.09.2011	366,434	2.1400	06.09.2014 - 06.09.2021
Will Gardiner	The CSR plc Share Option Plan	21.03.2012	316,836	2.4750	21.03.2015 - 21.03.2022
Will Gardiner	The CSR plc Share Option Plan	26.03.2013	96,276	4.8870	26.03.2016 - 26.03.2023
Will Gardiner	The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	63,490	5.2400	14.08.2017 - 14.08.2024
Will Gardiner	The CSR plc SAYE Scheme	20.03.2012	4,482	2.0080	01.05.2015 - 31.10.2015
Will Gardiner	The CSR plc 2013 SAYE Scheme 2	30.05.2014	2,068	4.3520	01.07.2017 - 31.12.2017

Share awards

Name	Share Scheme Details	Date of Grant	Number of CSR Shares	Exercise price (£)	Vesting period
Will Gardiner	The CSR plc 2011 Executive Incentive Plan	08.05.2014	60,773	0.0010	08.05.2014 - 22.03.2016
Will Gardiner	The CSR plc 2011 Executive Incentive Plan	19.03.2015	14,800	0.0010	19.03.2015 - 19.03.2017

4

26 March 2015

CSR plc

(the “Company” and “CSR”)

Announcement of the allotment of ordinary shares in the Company to and dealing in ordinary shares of the Company by a Director

The Company announces that on Thursday 26 March 2015, Mr Will Gardiner, Chief Financial Officer and a director of the Company, pursuant to the terms of a trading plan, sold 74,256 ordinary shares in CSR in connection with the vesting on 26 March 2015 of 104,419 ordinary shares under the CSR plc 2011 Executive Incentive Plan, of which 49,256 ordinary shares were sold to satisfy the tax arising on the vesting and the acquisition costs equivalent to the nominal value of £0.001 per ordinary share.

The table below summarises the transaction on the day on which he traded.

Following the transaction, Mr Gardiner’s shareholding in the Company is 330,683 ordinary shares.

A separate announcement concerning the transaction in accordance with Rule 8 of the Takeover Code has been issued.

Plan Name	Number of Shares Vesting	Exercise price per share	Number of shares sold	Sale price per share	Holding in Company
CSR plc 2011 Executive Incentive Plan	104,419	£0.001	74,256	£8.65	330,683	[1]

[1]	This includes the 23,580 ordinary shares that Mr Gardiner has pledged, as previously announced.

Separate announcements have been made for the allotment of shares to and dealing in shares by other Directors in the Company and other Persons Discharging Managerial Responsibility.

Ends

26 March 2015

CSR plc

(the “Company”)

Announcement of the allotment of ordinary shares in the Company to and dealing in ordinary shares of the Company by

Directors

The Company announces that on 26 March 2015, pursuant to the vesting of awards granted under the CSR plc 2011 Executive Incentive Plan (the “Plan”), ordinary shares of par value £0.001 in the Company were allotted to each of the directors named in the table below.

As permitted by the rules of the Plan, and consistent with the terms of trading plans, on 26 March 2015, each of the directors sold sufficient shares to satisfy the tax arising on the allotment of the ordinary shares and the acquisition costs equivalent to the nominal value of £0.001 per ordinary share. The shares were sold at a price of £8.65 per ordinary share.

The respective holdings of each of the directors in the ordinary shares of the Company immediately after the allotments are stated in the table below.

	Shares allotted	Shares sold to meet tax on vesting	Holding in the Company following the transactions
J van Beurden	138,485	65,326	404,466
C Ladas	68,140	32,827	122,708

Separate announcements have been made for the allotment of shares to and dealing in shares by Persons Discharging Managerial Responsibility and Mr Will Gardiner, a director in the Company.

ENDS

26 March 2015

CSR plc

(the “Company”)

Announcement of the allotment of ordinary shares in the Company to and dealing in ordinary shares in the Company by

Persons Discharging Managerial Responsibility (“PDMRs”)

The Company announces that on 26 March 2015, pursuant to the vesting of awards granted under the CSR plc 2011 Executive Incentive Plan (the “Plan”), ordinary shares of par value £0.001 in the Company were allotted to each of the PDMRs named in the table below.

As permitted by the rules of the Plan, and consistent with the terms of trading plans, on 26 March 2015, each of the PDMRs sold sufficient shares to satisfy the tax arising on the allotment of the ordinary shares and acquisition costs equivalent to the nominal value of £0.001 per ordinary share. The shares were sold at a price of £8.65 per ordinary share.

The respective holdings of each of the PDMRs in the ordinary shares of the Company immediately after the allotments are stated in the table below.

	Shares allotted	Shares sold to meet tax on vesting	Holding in the Company following the transactions
A Dolinko	79,024	44,250	181,061
A Murray	68,987	32,543	92,763
S Gray	74,213	28,675	85,472

Separate announcements have been made for the allotment of shares to and dealing in shares by Directors in the Company.

ENDS